Pricing Sheet No. F29 To Product Supplement No. F-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012	Filed Pursuant to Rule 433 Registration Statement No. 333-180300-03 May 9, 2013
Financial Products
$800,000
Contingent Coupon Autocallable Notes due November 17, 2014 Linked to the Performance of the Shares of Transocean Ltd.

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Reference Shares:
The securities are linked to the performance of the Shares of Transocean Ltd. (the “Reference Shares”). The Bloomberg ticker symbol, Initial Share Price, Coupon Barrier, Knock-In Price and Automatic Early Redemption Trigger Price are set forth in the table below. For additional information on the Reference Shares, see “The Reference Shares” herein. The share prices for the Reference Shares are subject to adjustment as described in the accompanying product supplement under “Description of the Securities—Adjustments.”

Reference Share	Ticker Symbol	Exchange	Initial Share Price	Coupon Barrier	Knock-In Price	Automatic Early Redemption Trigger Price
Shares of Transocean Ltd.	RIG UN <Equity>	NYSE	$54.91	$38.437	$38.437	$54.91
Trade Date:	May 9, 2013
Settlement Date:	May 16, 2013
Automatic Early Redemption:
If the closing price of the Reference Shares on any Observation Date is greater than or equal to the Automatic Early Redemption Trigger Level, the securities will be automatically redeemed for a cash payment equal to 100% of principal amount of the securities, together with contingent interest payable with respect to the contingent interest period that includes such Observation Date, on the fifth business day following such Observation Date.

Contingent Interest Rate:	If a Coupon Barrier Event does not occur, 8.70% per annum, calculated on a 30/360 basis.
Observation Dates:†	August 9, 2013, November 8, 2013, February 10, 2014, May 9, 2014, August 11, 2014 and the Valuation Date.
Contingent Coupon Payment Dates:†
Contingent interest on the securities with respect to any contingent interest period, if any, will be payable quarterly in arrears on August 16, 2013, November 18, 2013, February 18, 2014, May 16, 2014, August 18, 2014 and the Maturity Date.

Redemption Amount:	Subject to Automatic Early Redemption, at maturity, you will be entitled to receive a Redemption Amount calculated as follows:
•	If a Knock-In Event has not occurred, a cash payment equal to 100% of the principal amount of your securities.
•	If a Knock-In Event has occurred, the Physical Delivery Amount.

If a Knock-In Event has occurred, you will receive shares of the Reference Shares with a value less than the principal amount of your securities. You could lose your entire principal amount. Any payment you are entitled to receive on the securities is subject to our ability to pay our obligations as they become due.

Final Share Price:	The closing price of the Reference Shares on the Valuation Date.
Physical Delivery Amount:
A number of shares of the Reference Shares per $1,000 principal amount of securities, rounded down to the nearest whole number and equal to the product of (i) $1,000 divided by the Initial Share Price and (ii) the share adjustment factor, plus a cash amount equal to the proportion of the Final Share Price corresponding to any fractional share. If the fractional share amount to be paid in cash is a de minimis amount, as determined by the calculation agent, the holder shall not receive such amount. At the election of the Issuer, you may receive cash instead of the Physical Delivery Amount, in an amount equal to the product of the Physical Delivery Amount and the closing price of the Reference Shares on the Valuation Date.

Coupon Barrier Event:
For any contingent interest period, a Coupon Barrier Event occurs if the closing price of the Reference Shares is less than its Coupon Barrier on the Observation Date included in such contingent interest period.

Coupon Barrier:	As set forth in the table above.
Knock-In Event:	A Knock-In Event occurs if the Final Share Price of the Reference Shares is less than its Knock-In Price.
Knock-In Price:	As set forth in the table above.
Automatic Early Redemption Trigger Level:	As set forth in the table above.
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Investing in the securities involves a number of risks. See “Risk Considerations” in this pricing sheet and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing sheet or the accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.
While the payment at maturity will be based on the full Price to Public of your securities, Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be $981.80, as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Trade Date. The estimated value is less than the Price to Public because it does not include the Underwriting Discounts and Commissions and other costs of creating and marketing the securities. For further explanation, please see “Risk Considerations—Estimated Value of the Securities After Deducting Certain Costs,” “—Effect of Interest Rate Used in Estimating Value” and “—Secondary Market Prices” in this Pricing Sheet.
The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

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Valuation Date:†	November 7, 2014
Maturity Date:†	November 17, 2014
Form and Denomination:	Registered medium-term notes in minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	22547Q2A3
Offering Price:	$1,000 per security (100%).
Underwriting Discounts and Commissions:	$10.00 per $1,000 principal amount of securities.
Calculation Agent:	Credit Suisse International
† The determination of the closing price for the Reference Shares on each Observation Date, other than the Valuation Date, is subject to postponement if such date is not a trading day or as a result of a market disruption event, as described herein under “Market Disruption Events.” The Valuation Date is subject to postponement if such date is not an underlying business day or as a result of a market disruption event, as described in the accompanying product supplement under “Description of the Securities—Market disruption events”. The Contingent Coupon Payment Dates including the Maturity Date are subject to postponement, each as described herein, if such date is not a business day or if the determination of the closing price for the Reference Shares on the corresponding Observation Date or the Valuation Date, as applicable, is postponed because such date is not a trading day or an underlying business day, as applicable, or as a result of a market disruption event.

Risk Considerations

ESTIMATED VALUE OF THE SECURITIES AFTER DEDUCTING CERTAIN COSTS — Assuming no changes in market conditions, our creditworthiness and other relevant factors, the estimated value of your securities on the Trade Date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original Price to Public. The Price to Public of the securities includes the agent’s discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the securities and the cost of hedging our risks as issuer of the securities through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the securities.  These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the securities (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Trade Date, we value the components of the securities in accordance with our pricing models.  These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. Our option valuation models are proprietary. They take into account factors such as interest rates, volatility and time to maturity of the securities, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

EFFECT OF INTEREST RATE USED IN ESTIMATING VALUE — The internal funding rate we use in structuring notes such as these securities is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spread”), to account for costs related to structuring and offering the securities. In circumstances where the internal funding rate is lower than the secondary market credit spread, the value of the securities would be higher if we used our secondary market credit spread. Our use of our lower internal funding rate is also reflected in the secondary market prices of the securities. Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value may not be comparable to estimated values of similar securities of other issuers.

SECONDARY MARKET PRICES — If Credit Suisse (or an affiliate) offers to repurchase your securities in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the securities on the Trade Date. The secondary market price of your securities at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. Furthermore, assuming no change in market conditions or other relevant factors from the Trade Date, the secondary market price of your securities will be lower than the Price to Public because it will not include the agent’s discounts or commissions and hedging and other transaction costs. If you sell your securities to a dealer, the dealer may impose an additional discount or commission, and as a result the price you receive on your securities may be lower than the price at which we repurchase the securities from such dealer.

We (or an affiliate) may initially offer to repurchase the securities from you at a price that will exceed the then-current estimated value of the securities. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately 90 days.

The securities are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your securities to maturity.

The Reference Shares

Companies with securities registered under the Securities Exchange Act of 1934 (the “Exchange Act”) are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Reference Share Issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below. According to its publicly available filings with the SEC, Transocean Ltd. is a provider of offshore contract drilling services for oil and gas wells. The shares of Transocean Ltd., par value CHF 15.00 per share, are listed on The New York Stock Exchange. Transocean Ltd.’s SEC file number is 000-53533 and can be accessed through www.sec.gov.

This pricing sheet relates only to the securities offered hereby and does not relate to the Reference Shares or other securities of the Reference Share Issuer. We have derived all disclosures contained in this pricing sheet regarding the Reference Shares and the Reference Share Issuer from the publicly available documents described in the preceding paragraph. In connection with the offering of the securities, neither we nor our affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to the Reference Share Issuer.

Historical Information

The following graph sets forth the historical performance of the Reference Shares based on the closing prices of the Reference Shares from January 1, 2008 through May 9, 2013. The closing price of the Reference Shares on May 9, 2013 was $54.91. We obtained the historical information below from Bloomberg, without independent verification.

You should not take the historical prices of the Reference Shares as an indication of future performance, and no assurance can be given as to the closing price of the Reference Shares on any trading day during the term of the securities, including on any Observation Date, including the Valuation Date. We cannot give you assurance that the performance of the Reference Shares will result in any return of your investment. Any payment on the securities is subject to our ability to pay our obligations as they become due.

For additional information about the Reference Shares, see the information set forth under “The Reference Shares” herein.

Market Disruption Events

If the calculation agent determines that on any Observation Date, other than the Valuation Date, a market disruption event (as defined in the accompanying product supplement under “Description of the Securities—Market disruption events”) exists in respect of the Reference Shares or if such day is not a trading day (as defined in the accompanying product supplement under “Description of the Securities—Certain definitions”) for the Reference Shares, then the determination of the closing price for the Reference Shares on such Observation Date will be postponed to the first succeeding trading day on which the calculation agent determines that no market disruption event exists, unless the calculation agent determines that a market disruption event exists on each of the five trading days immediately following such Observation Date. In that case, the closing price on such Observation Date will be determined as of the fifth succeeding trading day following such Observation Date (such fifth trading day, the “calculation date”), notwithstanding the market disruption event, and the calculation agent will determine the closing price on that calculation date using its good faith estimate of the settlement price of the Reference Shares that would have prevailed on the relevant exchange but for the occurrence of a market disruption event (subject to the provisions described under “Description of the Securities—Changes to the calculation of a reference share” in the accompanying product supplement).

If the determination of the closing price for the Reference Shares on an Observation Date other than the Valuation Date is postponed as a result of a market disruption event as described above to a date on or after the corresponding Contingent Coupon Payment Date, then such corresponding Contingent Coupon Payment Date will be postponed to the business day following the latest date to which such determination is so postponed.

If the Valuation Date is postponed as a result of a market disruption event as described in the accompanying product supplement or because the scheduled Valuation Date is not an underlying business day, then the Maturity Date will be postponed to the fifth business day following the latest Valuation Date.

Credit Suisse has filed a registration statement (including underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read this communication together with the Product Supplement No. F-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You should, in particular, review the “Risk Factors” section of the product supplement, which sets forth a number of risks related to the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll free 1-800-221-1037.